

April 5, 2023

Yishai Cohen
Chief Executive Officer
Landa Financing LLC
6 W. 18th Street, 12th Floor
New York, NY 10011

> **Re: Landa Financing LLC**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2023**
> **File No. 024-12193**

Dear Yishai Cohen:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed March 22, 2023

General

1. We note your response to comment 1. However, your disclosure is still unclear regarding when the company plans to price the securities. Please clarify the language stating that for "approximately" one year following the offering commencement the purchase price will be $10 per share and that "on or about" the first day of each quarter the share price will be determined. Also revise the language that your Manager has the "discretion, to adjust the per Share purchase price or specified pricing period (but in no event more frequently than monthly or less frequently than annually)."

Signatures, page 107

2. We note your response to comment 2. Please add the signatures for the majority of the members of the company's board of directors. Additionally, please provide the disclosure required by Item 10 of Form 1-A for your principal financial officer.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Mark Schonberger, Esq.